CYIOS Corporation

1300 Pennsylvania Avenue, Suite 700

Washington, DC 20004

October 5, 2011

Division of Corporation Finance

U. S. Securities & Exchange Commission

100 F Street NE

Washington, D.C. 20549-7010

Attn: William H. Thompson, Accounting Branch Chief

Re: CYIOS Corporation

File No. 1-35118

Form 10-K for Fiscal Year Ended December 31, 2010, Filed April 15, 2011

We have responded on the following SEC comments received September 27, 2011 in connection to the reference File No. above. We have made the revisions to the 10-K/A as requested.

Form 10-K for Fiscal Year Ended December 31, 2010

Cover Page

1. We have revised to state that the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the average bid and asked price of such common equity as of the last business day of the fiscal quarter ended June 30, 2010 in the amount of $.03 per share. Refer to the cover page of Form 10-K.

Item 5. Market for Common Equity and Related Stockholder Matters and Registrants Purchase of Equity Securities

Recent Sales of Unregistered Securities

2. We have revised the disclosure in Note F to our financial statements to note that the sale and/or issuance of securities during 2010 and 2009 were registered securities. We did not have any sales of unregistered securities as noted in Item 701 of Regulation S-K during 2010 and 2009. We also revised the disclosure under the section “Recent Sales of Unregistered Securities” to note that we did not have any sales of unregistered securities.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

3. We have revised our Management’s Discussion and Analysis (“MD&A”) to provide a more detailed executive overview and discussion of the events, trends, and uncertainties that management views as most critical to our future revenues, financial position, liquidity, plan of operations and results of operations, to the extent known or reasonably foreseeable.

4. We have revised our disclosure to discuss why we believe we are a leading systems integrator and knowledge management solutions provider in light of the fact that we have received no revenue from CYIPRO in 2009 or 2010.

Results of Operations

Sales/Net Profit

5. We have removed any non-GAAP financial measures from this section. The section removed is as follows:

If these non-cash expenses are not included we would have posted a net income of $16,766 as opposed to a net loss of $394,051. Also note that during the year 2010, we incurred approximately $160,000 of our own money towards the development and marketing of CYIPRO™. Thus, if we had not incurred these additional expenses, we would have posted a net income of approximately $182,116 for the year ended December 31, 2010

6. We have removed the use of a non-GAAP measure from this section.

7. We have expanded our discussion of the $416,167 non-cash expense for stock compensation to include the details of why and to whom we paid the stock compensation.

Liquidity and Captial Resources

8. We have revised our discussion to identify, if applicable, any known trends or any known demands, commitments, events or uncertainties that are reasonably likely to result in our liquidity increasing or decreasing in any material way. Refer to Item 303(a)(1) of Regulation S-K.

9. We have revised our disclosure to include a discussion of material commitments for capital expenditures as of the end of the fiscal year, and we have indicated the general purpose of such commitments and the anticipated source of funds to fulfill such commitments. Refer to Item 303(a)(2) of Regulation S-K.

10. In spite of our historical operating losses and negative operating cash flows and given the negative trends, we believe that we have the ability to continue as a going concern for a reasonable period of time. The following are the reasons for believing we will continue as a going concern and how we have alleviated that concern (excerpt from our communication with the auditors regarding this matter):

We believe that CYIOS Corporation (The Company) has been and will continue to be profitable this year and in future years:

1. The Company’s revenues have been sufficient enough to cover our overhead and operating expenses.

2. The Company has been consistently reducing and eliminating unnecessary expenses from our budget for e past 3 years.

3. The Company has posted a loss for 2010, but our sales have increased as compared to last year at this same time. Also, a large portion of our expenses through December 31, 2010 was attributed to stock compensation expense in the amount of $416,667. Had we not incurred those non-cash expenses we would have posted a net income $22,116 as opposed to a net loss of $394,051.

4. The Company has very little debt, only 2 lines of credit which amount to $51,467—one will be paid off by the end of 2011 and a convertible promissory note of $50,000 that we paid off in January 0f 2011.

5. The Company only looks for additional funding to invest in new projects (CYIPRO) that would make additional revenue for the Company. We do not need this additional funding to help sustain the Company’s existence. In fact we were able to pay additional salary in the amount of $160,000 to assist with marketing and development of CYIPRO.

Item 9A(T). Controls and Procedures

11. We have revised Item 9A(T) to reflect one definition and one conclusion regarding our disclosure control and procedures are effective. We have removed the following sentence from this section: “Our management including our certifying officer concludes that our disclosure controls and procedures are effective at the reasonable assurance level as of the end of the period covered by the report.”

Item 10. Directors, Executive Officers, Promoters, Control Persons and Corporate Governance; Compliance with Section 16(a) of the Exchange Act

Legal Proceedings

12. We have revised our disclosure under this heading set forth Item 401(f) of Regulation S-K. We do not have any negative disclosure to report.

Item 11. Executive Compensation

13. We have revised our disclosure under this heading to provide a narrative description of the material terms of the stock compensation paid to Timothy Carnahan.

Item 13. Certain Relationships and Related Transactions and Director Independence

14. We have revised this section to add the disclosure required by Item 404(d) of Regulation S-K regarding a loan between the company and one of the company’s officer with an outstanding balance of $219,284. Since this Note existed prior to the Company going public, we do not believe it is appropriate to file the Note as an exhibit.

Exhibits

15. We have thoroughly revised the exhibit index to include all required exhibits including those incorporated by reference.

We have also reviewed and revised our Forms 10-Q for the fiscal quarters ended March 31, 2011 and June 30, 2011. And, we will ensure that all future filings will have the correct exhibit index table.

We have revised our filing to file our exhibits separately rather than to include them in the body of our Form 10-K. We have also revised our Forms 10-Q for the fiscal quarters ended March 31, 2011 and June 30, 2011. And, we will ensure that all future filings will have the correct exhibit index table.

Signatures

16. We have revised our filing so that, in addition to being signed by the company, it is signed by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of our board of directors or persons performing similar functions. General Instruction D of Form 10-K.

In responding to your comments, we acknowledge that:

· The company is responsible for the adequacy and accuracy of the disclosure in the filing;

· Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions. We would appreciate if you would advise us at your earliest convenience if any further comments to our filings.

Sincerely,

/s/ Timothy Carnahan

Timothy Carnahan

Chief Executive Officer and President